

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2013

Via E-mail
Mr. Robert E. Gagnon
Chief Financial Officer
Clean Harbors, Inc.
42 Longwater Drive
Norwell, Massachusetts 02061

> **RE:** **Clean Harbors, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **Form 8-K**
> **Filed November 7, 2012**
> **Form 8-K**
> **Filed January 4, 2013**
> **Response dated January 23, 2013**
> **File No. 1-34223**

Dear Mr. Gagnon:

We have reviewed your response letter dated January 23, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

General

1. Please provide a written statement from the company acknowledging that:
   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Management's Discussion and Analysis

Critical Accounting Policies and Estimates

Remedial Liabilities, page 32

3. We note your response to comment two in our letter dated December 21, 2012. Please expand your disclosures in a similar manner to your response to discuss the specific factors that have resulted in continuous reductions in your environmental liability estimates.

Goodwill, page 32

4. We note your response to comment four in our letter dated December 21, 2012. Please address the following in regards to your aggregation of multiple components to arrive at each of your reporting units:
   - Please help us better understand how you determined that the aggregated components within each of reporting unit have similar economic characteristics pursuant to ASC 350-20-35-35. Please provide us with your key metrics used in your quantitative analysis for each of the last five fiscal years and each subsequent year and interim period for which you have budgeting information. Please ensure that you also show the dollar and percentage changes from period to period in your analysis. Please include detailed explanations for any apparent differences in economic characteristics and trends for a given component when compared to another component for a given period or over several periods. Explain why each of these differences would not be considered an indication of differences in economic characteristics between the components and your basis for concluding that each difference is temporary. In doing so, please address any apparent differences in economic characteristics and trends between each component being aggregated; and
   - Please help us better understand how you determined that the nature of products and services are similar for all of the components in each reporting unit. For example, in regards to the Oil and Gas Field Services reporting unit, it is not clear why rental services would be similar to the other services provided.

Form 8-K Filed November 7, 2012

5. We note your response to comment 13 in our letter dated December 21, 2012. With regard to the quantitative reconciliation of non-GAAP financial measures that are forward-looking, Regulation G requires a schedule or other presentation detailing the differences between the forward-looking non-GAAP financial measure and the appropriate forward-looking GAAP financial measure. If the GAAP financial measure is not accessible on a forward-looking basis, you should disclose that fact and provide reconciling information that is available without an unreasonable effort. Furthermore, you should identify information that is unavailable and disclose its probable significance. Please revise your disclosures accordingly. Refer to SEC Release No. 33-8176.

Form 8-K Filed January 4, 2013

6. Please amend your Form 8-K to address the below comments.

7. Please present pro forma earnings per share amounts pursuant to Rule 11-02(b)(7) of Regulation S-X. Please provide a reconciliation between the historical and pro forma weighted average shares used in computing basic and diluted EPS, if necessary. Please disclose how many offering shares were included in your computation and how many were excluded and explain why. Please also disclose any shares not included for anti-dilution reasons.

8. The pro forma financial information gives effect to your offerings of stock and notes as well as your acquisition of Safety-Kleen, Inc. Please revise your pro forma financial information to separately present the pro forma impact of the stock and notes offerings from the pro forma impact of the acquisition of Safety-Kleen, Inc. This can be done by having the third column, which is currently labeled as pro forma adjustments, show pro forma adjustments only related to the acquisition. The fourth column could then be a subtotal column which presents pro forma amounts only related to the acquisition. The fifth column could show pro forma adjustments related to the offerings, with the final sixth column presenting the combined pro forma impact of the acquisition and offerings.

9. Please clearly show in the notes to the pro forma financial statements how you arrived at each adjustment amount, including any calculations used. Please also disclose any significant estimates or assumptions used to arrive at the pro forma adjustment amounts. For example, in regards to your pro forma adjustments to depreciation and amortization, you should show the calculation used to arrive at the adjustment amounts, including the specific asset categories the adjustments relate to and the corresponding useful lives.

       If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

                         Sincerely,

                         /s/ Rufus Decker

                         Rufus Decker
                         Accounting Branch Chief